Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

COLLECTION OF QUESTIONS FOR 2019 ANNUAL RESULTS BRIEFING

The Company proposes to publish its 2019 annual results on the website of the Stock Exchange of Hong Kong Limited (www.hkexnews.hk) on 25 March 2020, and hold the 2019 annual results briefing online on 26 March 2020.

In order to protect minority investors at the critical period for the prevention and control of the COVID–19 epidemic, the Company is now collecting relevant questions from investors regarding its 2019 annual results and operation in advance, and widely soliciting the investors’ opinions and suggestions.

Investors may submit their questions by sending emails to ir@e-chinalife.com by 23:59 p.m. on 23 March 2020, and questions of their common concerns will be answered by the Company at the 2019 annual results briefing. Investors may visit the “Investor Relations” section on the Company’s website (www.e-chinalife.com) on 26 March 2020 to watch the live stream of the 2019 annual results briefing.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 19 March 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Zhao Peng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie